PRESS RELEASE

EXHIBIT C	Press Release No. 06-03

METALLICA RESOURCES UPDATES EXPLORATION ACTIVITIES AT ITS
RIO FIGUEROA PROJECT, CHILE

Toronto, Ontario - February 22, 2006 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to provide an update of exploration activities and results for its Rio Figueroa copper-gold project in Chile. During the fourth quarter of 2005, drilling in the Cerro Matta area intercepted additional copper-gold mineralization which included 158 meters averaging 0.36% copper and 0.37 g/t gold in drill hole MRC-15. These intercepts are from a seven hole reverse circulation drilling program totaling 2,250 meters, designed to test the continuity and explore for extensions to anomalous copper-gold mineralization encountered in previous drilling reported earlier in 2005. The Rio Figueroa project is located approximately 85 kilometers southeast of Copiapó, Chile. The property totals 74 square kilometers and encompasses a cluster of porphyry copper-gold and epithermal gold occurrences.

Highlights from this latest drilling campaign include:
  Hole MRC-10 which intercepted 66 meters averaging 0.21% copper and 0.20 g/t gold beginning at a down-hole depth of 148 meters.

  Hole MRC-13 which intercepted 150 meters averaging 0.24% copper and 0.25 g/t gold beginning at a down-hole depth of 78 meters.

  Hole MRC-15 which intercepted 32 meters averaging 0.54% copper and 0.30 g/t gold beginning at a down-hole depth of 288 meters which was immediately followed by 126 meters averaging 0.31% copper and 0.39 g/t gold beginning at a down-hole depth of 320 meters.

These intercepts extend the zone of mineralization another 100 to 150 meters west of the copper-gold intercepts from holes MRC-7 and MRC-9, reported previously.

To date, fifteen reverse circulation holes totaling 4,834 meters have been drilled in the Cerro Matta area. Drilling has delineated a core zone of copper-gold mineralization developed along the contact between a granodiorite stock and andesite country rocks. The core zone measures approximately 300 by 400 meters in area and a vertical range of at least 400 meters. The zone remains open to the north, southeast, southwest and at depth. Compilation and interpretation of the Cerro Matta results are in progress to determine the next phase of exploration work for the Rio Figueroa project.

Metallica holds an option to purchase a 100% interest in the Rio Figueroa property from a private company controlled by the Chilean National Mining Company (ENAMI). Terms of the option include a series of cash payments totaling US$3,500,000 payable over a five-year period and US$1,500,000 exploration expenditure over the first three years of the option term. A 1.5% NSR royalty against any future production from the property will be retained by the vendor. Metallica made the second cash option payment of $200,000 to ENAMI in September 2005. The next option payment in the amount of US$300,000 is due in September 2006.

A complete listing of drill hole location coordinates and summarized assay results will be provided in Metallica's Material Change report, which will be available on SEDAR within 10 days of the date of this release. Actlabs

Chile S.A. of Coquimbo, Chile has completed all of Metallica's analytical work for this drilling campaign. The analytical method used is geochemical analysis for the copper and fire assay with atomic absorption finish for the gold analysis. The Qualified Person, as defined by Canadian NI 43-101, responsible for the design and conduct of the work performed is Mark Petersen, Certified Professional Geologist and Exploration Manager for Metallica Resources Inc.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 83.3 million shares outstanding, approximately US$42.7 million in cash and cash equivalents and no debt as of December 31, 2005. For further details on Metallica Resources, please visit the Company's website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS
Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.